SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  NETJ.COM CORP

                           (formerly NETBANX.COM CORP)
                 (formerly PROFESSIONAL RECOVERY SYSTEMS, LTD.)


  Nevada                                                              91-1007473
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


24843  Del  Prado,  Suite  318,  Dana  Point,  CA                          92629
(Address  of  principal  executive  offices)                         (Zip  Code)


Registrant's  telephone  number,  including  area  code:         (949)  248-8933



  The following Securities are to be registered pursuant to Section 12(g) of the
                                      Act:


                       Class-A Common Voting Equity Stock
                                ("Common Stock")

                                   12,008,000

                                 August 14, 2000


                        Exhibit Index is found on page 4

PART I                                                                        3

Item 1.  Description of Business                                              3
(a)  Business Development                                                     3
(b)  Business of the Registrant                                               5
(c)  Search Resumed                                                           6
(d)  Risk Factors                                                             8

Item 2.  Managements Discussion and Analysis or Plan of Operation            12
(a)  Plan of Operation for the Next Twelve Months                            12
(b)  Results of Operations                                                   13
(c)  Selected Financial Information                                          14
(d)  Liquidity                                                               15

Item 3.  Description of Property                                             15

Item 4.  Security Ownership of Certain Beneficial Owners and Management      15
(a)  Security Ownership of Certain Beneficial Owners                         15
(b)  Security Ownership of Management                                        15
(c)  Changes in Control                                                      17

Item 5.  Directors, Executive Officers, Promoters and Control Persons        17

Item 6.  Executive Compensation                                              18

Item 7.  Certain Relationships and Related Transactions                      19

Item 8.  Description of Securities                                           20
The Registrant's Capital Authorized and Issued                               20
Common Stock.                                                                20
Secondary Trading                                                            20

PART II                                                                      22

Item 1                                                                       22
(a)  Market Information                                                      22
(b)  Holders                                                                 22
(c)  Dividends                                                               22

Item 2.  Legal Proceedings                                                   22

Item 3.  Changes in and Disagreements with Accountants                       22

Item 4.  Recent Sales of Unregistered Securities                             23

Item 5.  Indemnification of Officers and Directors                           24

PART F/S                                                                     26

PART III                                                                     41

Item 1.  Index to Exhibits                                                   41

                                     PART I

                             UNNUMBERED INTRODUCTION

     Our 1934 Act Registration of our Common Stock was voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for continuation of quotation on the Over the Counter Bulletin Board, often called "OTCBB". Our registration has become effective by operation of law, 60 days after our first filing, and before all comments with the Staff of the Commission had been cleared.

     The requirements of the OTCBB are that the financial statements and information about the Issuer be reported periodically to the Commission and be and become information that the public can access easily. This corporation wishes to report and provide disclosure voluntarily, and will continue to file periodic reports even if its obligation to file such reports is excused or suspended under the Exchange Act. If and when this 1934 Act Registration is effectively clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer.

     This corporation may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. The extent to which negotiations are in progress, or potential targets have been identified, will be discussed in the body of this Registration Statement. At present, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. It would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.



                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation (sometimes called "the Registrant", but more commonly referred to as "we", "us" or "our") was incorporated in the State of Texas on August 24, 1995, and was reincorporated in the State of Nevada on January 23, 1998, as Professional Recovery Systems, Ltd., with the intent of initiating an agency for the collection of past due accounts, in the medical profession particularly. Shortly following our incorporation, we issued 1,200,000 founders shares, at par value, for organizational costs, to a single Founder, J. Dan Sifford Jr. From July of 1997 through March of 1999, we made four successive private placements, pursuant to Regulation D, Rule 504, as then in force: 1,016,000 shares, at $0.125, to 11 sophisticated investors on about July 7, 1997; 6,600 shares at $0.10 to a single sophisticated investor on or about June 9, 1998; 90,000 shares, for services valued at $9,000.00 to a single financial and corporate services provider on or about January 22, 1999; and 69,000 shares to another financial and corporate services provider, valued at $6,900.00, on or about March 3, 1999. On or about August 1, 1999, we determined that our original business plan was not viable and would not lead to profitability for shareholders.

     On July 16, 1999, the Registrant changed its corporate name to NetBanx.com Corp., and on November 2, 1999, we changed our corporate name again to Net J.com Corp. No change of control or management, acquisition, or agreement for acquisition, merger or combination accompanied either of these corporate situs or name changes. The second name change was occasioned by the discovery of a conflict with the name of another unrelated company. The transition from Texas to Nevada was occasioned by management's determination that Nevada does not impose a corporate income tax, but only an annual fixed franchise fee.

     On or about July 14, 1999, we directed a five for one forward split of our shares of common stock, issued and outstanding, resulting in a post-split total of 11,908,00 shares issued and outstanding. These Issuances and all issuances to date, with the relevant exemption from Registration, under 5 of the Securities Act of 1933, are displayed in the following table. Please See Part II, Item 4, for additional information.

     On or about April 25, 2000, the Registrant sold 100,000 shares, pursuant to
Section 4(2)/Rule 506, to a single accredited investor. The investors accreditation was determined by virtue of income, net worth and previous investing experience.

Issuances/Exemptions from 1933 Act. . . . . . . . . . . .  post        pre-
Registration After and Before 5 for 1 Forward . . . . . .  forward     forward
Split . . . . . . . . . . . . . . . . . . . . . . . . . .  split       split
--------------------------------------------------------------------------------
Founders shares, at par value, for organizational costs,.   6,000,000  1,200,000
to a single Founder, J. Dan Sifford Jr
[Section 4(2) of the 1933 Securities Act]
--------------------------------------------------------------------------------
11 sophisticated investors at $0.125. . . . . . . . . . .   5,080,000  1,016,000
(Rule 504) 7/7/97
--------------------------------------------------------------------------------
1 sophisticated investor at $0.10 . . . . . . . . . . . .      33,000      6,600
(Rule 504) 6/9/98
--------------------------------------------------------------------------------
For services valued at $9,000.00 (Rule 504) 1/22/99 . . .     450,000     90,000
--------------------------------------------------------------------------------
For services valued at $6,900.00 (Rule 504) 3/3/99. . . .     345,000     69,000
--------------------------------------------------------------------------------
Total Common Stock Issued and Outstanding . . . . . . . .  11,908,000  2,381,600
(Before the forward Split of July 14, 1999)
--------------------------------------------------------------------------------
For cash Section 4(2)/Rule 506 (4/25/00). . . . . . . . .     100,000
---------------------------------------------------------------------
Subtotal Post Reverse:. . . . . . . . . . . . . . . . . .     100,000
---------------------------------------------------------------------
Total Issued and Outstanding June 30, 2000. . . . . . . .  12,008,000
---------------------------------------------------------------------



     We were not a "Blank Check Company", commonly called a "Blind Pool", as referred to in either Rule 419 or Rule 504, at any time our founders or others were offered, purchased or acquired the outstanding securities of this Registrant. After abandoning our business plan, we became a company whose business plan was to find a profitable business combination. This means that we have become a "Blank Check Company" as that term is defined in Rule 419. As a practical matter, we are required to register its common stock pursuant to
Section 12(g) of the 1934 Act, and to pursue continuation of quotation on the OTCBB if it is to have any chance to compete in with other issuers or registrants, for business combinations by reverse acquisition. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued. We have no Internet address.

     We believe we have identified an acquisition target. Disclosure about our proposed acquisition is provided in this filing.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date. However, Special Securities Counsel served briefly as our Custodian, during a change of management, for non-financial reasons. Please refer to Item 2, Management's Discussion and Analysis for further information.

      (3) REPORTING UNDER THE 1934 ACT. Following our effectiveness of 1934 Act Registration of our common stock, certain periodic reporting requirements are applicable to our corporation. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

 (B) BUSINESS OF THE REGISTRANT. This Company has had no current business for some time. Our business plan has been to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has had no day to day operations up to the present time. Its officers and directors have devoted only insubstantial time and attention to our affairs, for the reason that only such attention has been required. We had identified previous possible acquisition targets in news releases, acquisitions which did not occur.

      (1) PREVIOUS ANNOUNCEMENTS. On September 3, 1999, we announced that Netbanx.com (our former name) had entered into an agreement to acquire Western
Connections Ltd. We also announced a "co-terminus deal" to license (Western's) X-Pay billing system. That acquisition and the "co-terminus deal" did not ripen into actual transactions, and negotiations were discontinued.

     On February 17, 2000, we announced (1), that our search for an acquisition continued, and that unspecified negotiations were proceeding, and that no current negotiations indicated a probable target; and (2), we announced a change in management. This change of management was not connected with the failed agreement to acquire Western Connections Ltd., but was the result of the decision by former interim management to retire in favor of the persons more actively engaged in the search for profitable business opportunities for us. The transition was occasioned by a brief interim, in which our Special Securities Counsel was appointed Custodian to receive the resignation of former management and appoint its current Board of Directors. No dispute or disagreement, no hostility or misconduct was associated with these changes. These changes involve no financial issues or changes and had no impact on our financial statements or condition. The purpose of the change of officers was to appoint as Management, the persons actually conducting our search for opportunities in the United Kingdom, and the persons negotiating for our possible acquisition of Global Tote. This change was not opposed by previous management.

     On March 9, 2000, we announced an agreement to acquire 100% of Global Tote Limited ("Global Tote"). We disclosed in the form 10-QSB filed for the quarter ending March 31, 2000, that the completion of the acquisition of Global Tote was doubtful.

     This attempted acquisition has failed to materialize and has been abandoned. The decision not to proceed to completion was made when management received a registered letter from a creditor of Premier Telesports noticing a claim that may precipitate the bankruptcy of Premier Telesports. It is management's opinion that Premier Telesports represents a vital component of the Global Tote acquisition, without which, such an acquisition would not be in the best interest of the Netj.com shareholders.

 (C) SEARCH RESUMED. Since the proposed acquisition of Global Tote will not close, we will resume our search for a profitable acquisition. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholder. Management recognizes that the higher the standards it imposes upon itself, the greater may be it competitive disadvantages with other more attractive acquiring interests or entities. One would expect more competition to acquire higher quality businesses and assets that less desirable opportunities.

     LIMITED SCOPE AND NUMBER OF POSSIBLE ACQUISITIONS: We do not intend to restrict its consideration to any particular business or industry segment, and we may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of our limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the we will not be able to participate in more than a single business venture. Accordingly, it is anticipated that we will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     PROBABLE INDUSTRY SEGMENTS FOR ACQUISITION. While the Company does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     TRANSACTIONS WITH MANAGEMENT. It is possible our new management will acquire a target business or company in which our present management or principal shareholder, or affiliates, have an ownership interest.

     FINDERS FEES FOR MANAGEMENT. It is possible that finder's fees will be payable to our new Management in connection with any forseeable reverse acquisition.

     FINDERS FEES FOR PRINCIPAL CONSULTANT. Our Principal Consultant provides and has provided and may provide corporate services to us, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses will be payable to our Principal Consultant over and above its hourly billings.

     LOAN FINANCING NOT ANTICIPATED. There are no foreseeable circumstances under which loan financing will be sought or needed during our present development stage.

     DEPENDENCE ON MANAGEMENT. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, Managements Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.

      (1)  PRINCIPAL  PRODUCTS  OR  SERVICES  AND  THEIR  MARKETS.  None.

      (2)  DISTRIBUTION  METHODS  OF  THE  PRODUCTS  OR  SERVICES.  None.

      (3)  STATUS  OF  ANY  PUBLICLY  ANNOUNCED  NEW  PRODUCT  OR SERVICE. None.

      (4) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this we should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" we are unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive than other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. Our management is not impatient or overly eager to find a business partner and has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and that of its consultants and principal shareholder, there can be no assurance that this issuer will prove competitively attractive to the kinds of transactions it seeks. Please See the Item 2 of this part, Management Discussion and Analysis, for more information and disclosure.

      (5) SOURCES OF AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS. Not Applicable.

      (6)  DEPENDENCE  ON  ONE  OR  A  FEW  MAJOR  CUSTOMERS.  Not  Applicable.

      (7) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS. None.

      (8) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES AND STATUS. Not Applicable.

      (9) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. Not Applicable. However, this issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this issuer will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the issuer. In connection with such submission and any continuation on the OTCBB, we would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the our affairs.

      (10) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (11) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS. Not Applicable.

      (12) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have three Officers and Directors. James J Melillo was added to the board as a Director on March 3, 2000.

      (13) YEAR 2000 COMPLIANCE, EFFECT ON CUSTOMERS AND SUPPLIERS. None. We have encountered no Year 2000 problems or issues.

 (D) RISK FACTORS. In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, out present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

      (1) GENERAL UNCERTAINTIES. Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty. Management or its legal counsel and authorized representatives will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and minimal resources to engage others, these activities may be limited. We are unable to predict the time as to when and if it may actually participate in any specific business endeavor. We anticipate that proposed business ventures will be made available to us through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Nevertheless, there can be no assurance that we will be successful in locating a business with which to merge or to acquire. In certain cases, We may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may not include out directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition.

      (2) EXTREMELY LIMITED ASSETS; NO SOURCE OF REVENUE. Any corporation without business, substantial assets or sources of revenue are at risk for uncertain contingencies. The Company has virtually no assets and has had no revenue for the past fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. It follows that the issuer will be dependent upon management and management consultants to provide services, and possible advances for filing fees, legal, professional and auditing fees, and to do so by either deferring reimbursement and compensation, or by accepting such reimbursement and compensation in the form of common stock. The Company can provide no assurance that any acquired venture will produce any material revenues for the Company or its stockholders or that any such venture will operate on a profitable basis. Except as indicated, in this paragraph, and under the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2, herein, there are no plans, proposals, agreements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate or over the next twelve month period.

      (3) DISCRETIONARY USE OF PROCEEDS; "BLANK CHECK" COMPANY. Because we are not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. The acquisition of a Target company may involve offerings of securities or debt based upon the specific conditions, business plan and prospects of such a Target company. There can be no assurance at this time that, subject to the criteria identified above, such proceeds will not otherwise be designated for any specific purpose. We can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives to achieve profitability for existing of future shareholders.

      (4) COMPETITION. Management believes that there are literally thousands of "blank check" companies, many of which may have substantially greater financial and management resources and capabilities, which are searching for similar business opportunities. Each of these entities will present competition to the Company in its search for a suitable transaction candidate. This highly competitive environment may make it more difficult for the Company to locate and enter into a reorganization transaction with a suitable company.

      (5) ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE ACQUISITIONS. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision of whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. We can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

      (6) UNSPECIFIED INDUSTRY AND ACQUIRED BUSINESS; UNASCERTAINABLE RISKS. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

      (7) UNCERTAINTY AS TO ABILITY TO LOCATE SUITABLE BUSINESS. We anticipate that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Nevertheless, there can be no assurance that the Company will be successful in locating a business with which to merge or to acquire.

      (8) UNCERTAIN STRUCTURE OF ACQUISITION. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business, except as may be mentioned in Part I, Item 2 of this Registration Statement. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.

      (9) STATE RESTRICTIONS ON "BLANK CHECK" COMPANIES. A majority of states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders or use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. We intend to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on our ability to raise capital because potential purchasers of our securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of our common stock within the borders of regulating states.

      (10) POSSIBLE TERMINATION OF FILINGS UNDER THE 1934 ACT. We have determined to register its securities under the 1934 Act on a voluntary basis. Several factors may cause the Company to terminate such filings. These include, for example, inability to locate a suitable merger or acquisition candidate and lack of sufficient funds to pay for audited financial statements and filing support; or the termination of the requirement that companies seeking a listing on NASDAQ or a national securities exchange make such filings. In the event that it decides to terminate its filings under the 1934 Act, stockholders will be at a disadvantage in obtaining current information about the Company and its financial status. In addition, holders of "unregistered" and "restricted" securities who wish to sell them under Rule 144 of the Commission may find it more difficult to sell such securities because it will be more difficult to determine whether current information about we are publicly available, as required by Rule 144(c).

      (11) DEPENDENCE ON MANAGEMENT. We will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

      (12) MANAGEMENT TO DEVOTE INSIGNIFICANT TIME TO ACTIVITIES OF THE COMPANY. Members of our management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote less than 10% of their working hours to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

      (13) LOSS OF CORPORATE CONTROL. Due to the fact that the Company has no assets, management anticipates that any merger or acquisition transaction will require the Company to issue shares of its common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

      (14) VOTING CONTROL. Due to its ownership of a majority of our outstanding voting securities, Management has the ability to elect all of our directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See Part I, Item 4.

      (15) NO MARKET FOR COMMON STOCK; NO MARKET FOR SHARES. Although the Company intends to maintain its listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of we are likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop. There has been no "established public market" for our common stock during the past years and to date. At such time as the Company completes an acquisition, reorganization or merger transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD.

      (16) RISKS OF "PENNY STOCKS". Our common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A) PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. We had identified a probable acquisition target, but that acquisition will not materialize, as described in Item of this Part. So our plan for the next twelve months will be to resume and continue our search for an acquisition target.

      (1) CASH REQUIREMENTS. We have not engaged in any material operations or had any revenues from operations since inception. Our plan of operation for the next 12 months would be to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because we have virtually no resources, management anticipates that to achieve any such acquisition, the Company would be required to issue shares of its common stock as the sole consideration for any such venture. During the next 12 months, our only foreseeable cash requirements will relate to three areas: (1) maintaining the Company in good standing with a valid corporate franchise in the State of Nevada, (2) such expenses as may arise from the effectiveness of this 1934 Act Registration of its common stock, and (3) expenses to pursue our search for a corporate opportunity. The first two would consist of legal and professional fees for preparation and filing reports required under the Securities Exchange Act of 1934, including, at a minimum an annual audit of the financial statements of this Registrant. The third involves travel, and may involve some legal and professional fees. Accordingly, we would expect to require between $100,000 and $200,000 for the next twelve months. These expenses may be advanced by management or principal stockholders as loans to the Company, and may or may not be settled, reimbursed or compensated by the issuance of common stock. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loans, if any, or the amounts of common stock which may be issued, for such services or advances. However, there are no preliminary agreements or understandings with respect to loan agreements or issuances by officers, directors, principals or affiliates of the Company, and any such loan or settlement will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. If such continued support is not obtained, we would not be able to continue to meet our auditing and reporting requirements and may be forced to withdraw ourselves as a Reporting Company, and would not be entitled to continued quotability on the OTCBB, and we may be unable to continue as a going concern.


      Our Independent Auditors Report, for the Company's most recent audited financial statements, mentions: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependant upon raising capital to continue operations. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with." We cannot engage in fund-raising activity as a company with no business or substantial assets. Our business plan is indeed to find an acquisition target.

 (B) RESULTS OF OPERATIONS. The Registrant has had no material operations since inception, losses of $80,713, $29,777, 92,374 and $240 respectively, for the fiscal years ended 1999, 1998, 1997 and 1996. We had an accumulated a deficit calculated of $203,184 (12/31/99) giving effect to the five for one forward split of July 14, 1999. That forward split had the technical effect of increasing the deficit slightly. The reason for the difference in the resulting calculations is due to the fact that we did not change the par value in connection with the forward split. The funding of the payments that account for these deficits resulted substantially from the issuance of shares of common stock of the Company for services rendered and advances, in lieu of cash. These services primarily related to maintaining the Company in good standing with the State of Nevada, including legal and professional fees for its name changes and reincorporation, as well as the expenses of its current audit, and "due diligence" activities with respect to its history and past operations. These activities have included, for example, confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements. These activities were undertaken to qualify our common stock for quotation on the OTC Bulletin Board, and in contemplation of the preparation of this Registration Statement.

     On or about September 3, 1999, we made an announcement indicating that Netbanx.com (its former Name) had entered into a letter of intent for the acquisition of Western Connections Ltd. for $1.75 million and the issuance of $400,000 of warrants at a strike price of $5 per share, as well as the licensing of X-PAY to Automatic Communications Ltd. for an annual fee of $175,000. While this statement was true, that letter of intent did not ripen into an agreement, and no such transactions occurred. It was the decision of this Management to place this Registrant in Custodianship for a period of time to cool-off, to allow the NASD to inquire and satisfy itself concerning the circumstances of that announcement, and generally to prevent any misunderstandings by the public as to the actual state of affairs of this registrant. The principal purpose of the Custodianship is prevent any person from misunderstanding the affairs of this Registrant during its 1934 Act Registration of its common stock, and for a reasonable time following the effectiveness of such registration.

     On March 9, 2000, we announced an agreement to acquire 100% of Global Tote Limited ("Global Tote"). We disclosed in the form 10-QSB filed for the quarter ending March 31, 2000, that the completion of the acquisition of Global Tote was doubtful. This attempted acquisition has failed to materialize and has been abandoned. The decision not to proceed to completion was made when management received a registered letter from a creditor of Premier Telesports noticing a claim that may precipitate the bankruptcy of Premier Telesports. It is management's opinion that Premier Telesports represents a vital component of the Global Tote acquisition, without which, such an acquisition would not be in the best interest of the Netj.com shareholders.

             The Remainder of this Page is Intentionally left Blank

 (C)  SELECTED  FINANCIAL  INFORMATION.

                            3/31/00      12/31/99      12/31/98     12/31/97     8/24/95
                                                                                    to
                                                                                12/31/99
-----------------------------------------------------------------------------------------
Total Assets . . . . .  $       329   $       329   $     5,729   $   34,866
-----------------------------------------------------------------------------------------
Revenues . . . . . . .            0             0             0            0           0
-----------------------------------------------------------------------------------------
Operating Expenses . .      421,665        80,713        29,777       92,374     203,184
-----------------------------------------------------------------------------------------
Net Earnings or (Loss)     (421,665)      (80,713)      (29,777)     (92,374)   (203,184)
-----------------------------------------------------------------------------------------
Per Share Earnings . .      0.03541         (0.01)        (0.00)       (0.01)      (0.02)
  or (Loss)
-----------------------------------------------------------------------------------------
Average Common Shares.   11,908,000    11,701,000    11,080,000    7,905,000   8,537,200
Outstanding
-----------------------------------------------------------------------------------------



                                                April 1 to June 30          January 1 to June 30

                                           2000                    1999        2000      1999
----------------------------------------------------------------------------------------------
Balance sheet:
Total Assets . . . . . . .                5,484
----------------------------------------------------------------------------------------------
Total Liabilities. . . . .              493,994
----------------------------------------------------------------------------------------------
Revenues:. . . . . . . . .  $                 0   $                   0   $       0   $     0
----------------------------------------------------------------------------------------------
 Total Revenues. . . . . .                    0                       0           0         0
----------------------------------------------------------------------------------------------
Expenses:
General and administrative              (50,061)                 (2,135)   (471,726)   (4,885)
----------------------------------------------------------------------------------------------
 Total Expenses. . . . . .              (50,061)                 (2,135)   (471,726)   (4,885)
----------------------------------------------------------------------------------------------
Net Loss . . . . . . . . .              (50,061)                 (2,135)   (471,726)   (4,885)
----------------------------------------------------------------------------------------------


     Our expenses recorded a net loss during this first quarter of $421,665, as compared to only $4,885 for the corresponding quarter of 1999. For the second quarter the comparison was $50,061 to $2,135. The comparison for the first half was $471,726 to $4,885.

      These difference are due to our virtual dormancy in 1999, and substantial activity in the first quarter of this year, to Register our common stock under the 1934 Securities Exchange Act, and to vigorously pursue acquisition opportunities. These services primarily related to maintaining the Company in good standing with the State of Nevada, including legal and professional fees for its name changes and reincorporation, as well as the expenses of its current audit, and "due diligence" activities with respect to its history and past operations. These activities have included, for example, confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements. These activities were undertaken to maintain our common stock for quotation on the OTC Bulletin Board, and in contemplation of the preparation of the Form 10SB Registration Statement.


 (D) LIQUIDITY. We had limited and diminishing liquidity during the fiscal years ended 1998, 1997 and 1996, and virtually no liquidity at the end of 1999. Our liquidity improved slightly during April of 2000, with the sale of 100,000 shares at $2.00, per share, to a single accredited investor.

     Except as stated under the heading "Plan of Operation," above, the Company does not contemplate raising capital over the next twelve months by issuance of debt or equity securities. We have no loan agreements with any officer or director. Foreseeably, in the absence of cash to maintain this company current in required filings, legal, professional expenses, the practice of providing compensation by issuing stock is probable, with the significant exception of our independent auditor, who may not properly be compensated in such a manner. Accordingly, in the absence of corporate liquidity, the principal shareholder is expected to advance those fees which are not appropriate for settlement, compensation or reimbursement in stock. If such continued support is not obtained, we would not be able to continue to meet our auditing and reporting requirements and may be forced to withdraw ourselves as a Reporting Company, and would not be entitled to continued quotability on the OTCBB, and we may be unable to continue as a going concern.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no property and enjoy the non-exclusive use of offices and telephone of its officers, consultants and attorneys. We have no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of its Principal Shareholder and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of time or other burden, such that, the costs of such non-exclusive uses have been minimal and without significant negative impact on our financial condition. These uses have had the positive impact of relieving us from the burden of maintaining non-productive assets. These costs are reflected on our financial statements.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Our knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of Our stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.


 (B) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, known to or discoverable by us. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

 Name and Address of Beneficial Owner. .  Actual          %       Attributed     %
                                          Ownership               Ownership
------------------------------------------------------------------------------------
Wendy Paige  President . . . . . . . . .         -0-        0.00                0.00
5 Eghams Court
Boston Drive
Bourne End Bucks SL8 5YS
------------------------------------------------------------------------------------
Simon Blackman  Secretary and Treasurer.         -0-        0.00                0.00
5 Eghams Court
Boston Drive
Bourne End Bucks SL8 5YS
------------------------------------------------------------------------------------
James J. Melillo Director. . . . . . . .         -0-        0.00                0.00
5 Eghams Court
Boston Drive
Bourne End Bucks SL8 5YS
------------------------------------------------------------------------------------
All Officers and Directors as a Group. .           0        0.00                0.00
------------------------------------------------------------------------------------
J. Dan Sifford, Jr., Former Officer (1).   5,000,000       41.64   7,035,000   58.59
3131 Southwest Freeway
Suite 46
Houston, Texas 77098
------------------------------------------------------------------------------------
Laurencio Jaen O., Former Officer (1). .         -0-        0.00   7,035,000   58.59
P. O. Box 8807
Panama City 5
Republic of Panama
------------------------------------------------------------------------------------
Intrepid International, S.A. (1) . . . .     345,000        2.87   7,035,000   58.59
P. O. Box 8807
Panama City 5
Republic of Panama
------------------------------------------------------------------------------------
HJS Financial Services, Inc. (1) . . . .   1,450,000       12.08   7,035,000   58.59
24843 Del Prado #318
Dana Point CA 92629
----------------------------------------------------------------
Total Other 5% Owners. . . . . . . . . .   6,795,000       56.59
----------------------------------------------------------------
TOTAL ALL AFFILIATES . . . . . . . . . .   6,795,000       56.59
----------------------------------------------------------------
Total Shares Issued and Outstanding. . .  12,008,000      100.00
----------------------------------------------------------------


(1) In the foregoing table, the share ownership of the former officers, Intrepid International, and HJS Financial Services, Inc, are attributed to and each other and to all of them. The reason for this attribution is that there is sufficient commonality between and among them. Mr. Kirt W. James and Mr. J. Dan Sifford have dispositive control of shares owned by Intrepid. Mr. Jaen O. is an affiliate of Intrepid. Mr. James has dispositive control of the shares owned by HJS. Please see Item 7, Relationships and Transactions, for more disclosure about Intrepid and its owners, officers and persons.

 (C) CHANGES IN CONTROL. We have previously disclosed the probability of a change of control in connection with our plan to find an acquisition. No target is presently identified.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are the former Directors, having taken office from the inception of the issuer, and having retired about the end of 1999.

     J. Dan Sifford, Jr., age 61, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of that original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities, among them: Indiasa Securities Corporation, to structure the financing necessary to facilitate the transactions; Indiasa Aviation Corporation, to serve as an all cargo airline operating large cargo aircraft throughout Latin America; and Overseas Aviation Corporation, to buy, sell, lease and broker aircraft, and to provide services to Indiasa Aviation Corporation and to other airlines. Indiasa, which is the parent company of all the Panamanian companies formed by Mr. Sifford, operates, through its partially owned subsidiary, Robmar International, S. A., plants in Argentina and Brazil which produce high temperature, high pressure lubricants and sealants. For twelve years ending in 1982, it operated, through its partially owned subsidiaries Indiasa Aviation Corporation and Overseas Aviation Corporation, an all cargo airline based at Miami International Airport and serving points throughout Central and South America and Africa. In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and was recently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean. For the past two years, Mr. Sifford has been the United States Managing Director for Intrepid International, S.A. (Panam ), an international financial and corporate service provider. He is fluent in the Spanish Language.

     Laurencio Jaen O., age 70, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Ja n was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     William Stocker, attorney at law, was appointed Custodian on October 14, 1999, by the two former Officer/Directors J. Dan Sifford and Laurencio Jaen O., who retired from office without comment. The Custodianship existed briefly for the purpose of appointing new directors to conduct this Corporation's search in Europe and the United Kingdom for profitable business opportunities. In fact, Mr. Stocker acted entirely in a fiduciary capacity, and appointed new Directors as the nominees of the existing principal shareholder group. The new directors, now identified, are not otherwise affiliated with Intrepid International, or any affiliate of Intrepid.

     The following persons have been appointed to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is identified. They were nominated at the close of the 1999, but did not take office until the beginning of 2000.

     Wendy Paige (Director, President) is the principal of Paige & Co. founded by her in 1997 to provide legal consulting services to Silicon Valley, United Kingdom and European technology companies in the e-Commerce, Internet and New Media markets. From 1994 1997, Ms. Paige was of Counsel with Masons Solicitors, a London law firm where she advised technology clients and Silicon Valley law firms on commercial and technology issues in Europe and the Middle East. She has had extensive in-house international legal and commercial experience with leading technology companies, including United Technologies Corporation, MIPS Computer Systems (later Silicon Graphics, Inc) and VMX, Inc., having specialized in technology licensing and strategic relationships.

     Simon Blackman (Secretary and Treasurer), for the past two years, has been involved in building vertical electronic markets for the civil aerospace and the defense industry sectors. Mr. Blackman also currently operates an independent consultant service advising on security issues relating to communications, computer networks and e-commerce. Prior to being an independent consultant, Mr. Blackman was a Director of Grosvenor Security Consultants Limited (1993 1996) with responsibility for computer and communications security. Mr. Blackman is also a Director of Eurogard Security Group (UK) Limited (since 1997).

     James J. Melillo, age 49, serves as a director. He has been the CEO of The Executive Conversation, Inc. ("TEC"), a high technology training and consulting firm since 1996. He is the author of The Executive Conversation, TEC2, and the Channel MBA. He consults and presents to major technology firms approximately 100 days a year before all size audiences. TEC's current clients include Intel, Cisco, Seibel, Oracle, Nortel, Hewlett Packard and Lucent worldwide. Prior to TEC, he was president of RCL Northwest a regional investment bank and registered broker dealer specializing in mid cap stocks and debt instruments. Projects include assisting with the merger of a third market UK company with a NASD listed firm, raising debt and equity for multiple firms on the West Coast of the United States as well as multiple IPO's. As CFO and a Board Member of National Pizza Company he did one of the first "roll ups" taking this franchisee public while negotiating a Revenue Ruling with IRS and creating a tax-free dividend for the founders. He brought the company public and was instrumental in building it into the largest Pizza Hut franchises in the world. He worked for Marion Merell Dow ($1+Billion) as Director for Strategic Planning and Technology Acquisitions. He structured and or negotiated licenses or joint ventures with Dow Pharmaceutical, (New Jersey); Hoechst Russel (France); Perstorp Chemical (Sweden); Meridian Diagnostics (Ohio); Mitsubishi Biologicals (Japan) and Analytic Systems, (California). He also worked with the Kansas City Royals (Missouri) and managed a $400,000,000 portfolio for the founder of Marion Laboratories and the owner of the Kansas City Royals Baseball Team. Prior to that he worked for The Boston Consulting Group. His major clients included Smith Kline, OMC/Evinrude, Corning Fiber Optics and Alpha-Philco. Mr. Melillo has a BA in Philosophy from Sarah Lawrence, an MA-Economics from the University of Pittsburgh, and an MBA from Columbia University. He has lectured on Strategy, Boston Consulting Group, Finance and other topics at Columbia University, Kansas University School of Business, Avila and Rockhurst College.


                        ITEM 6.  EXECUTIVE COMPENSATION.

     Since the inception of this corporation, we have not compensated our officers or directors. Officers and directors may be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to us at some time in the future, pursuant to some arrangement to be determined on the basis of the nature and extent of the services which may be required and will be, if adopted, no less favorable to us than the charges for similar services made or offered by independent third parties similarly qualified. No officer or director is required to make any specific amount or percentage of his or her business time available to us. No options, plans or arrangements for deferred compensation, or future compensation have been adopted and none are contemplated at this time.

     No Officer or Director or Executive of this Corporation has been compensated for services to us. No plan of compensation has been formed or is presently under consideration.

     The former Officers and Directors of this Registrant are Officers or Directors of a Principal Shareholder, Intrepid International S.A. ("Intrepid Panama") and/or its United States wholly-owned subsidiary, Intrepid International Ltd. ("Intrepid US"). They are or may be indirectly benefited by that certain Financial Services Agreement, Exhibit 10.1., by which Intrepid bills this Corporation, on a time/fee basis, with varying hourly rates for various personnel levels. This billings when and if paid will address general operating expenses of Intrepid and are not directly payable or translatable to direct compensation of the Former Officers or any specific person. Mr. Sifford's attention to the affairs of this Corporation were billed at $150.00 per hour.
Mr. Jaen O. did not submit any time billings for Intrepid or otherwise. Intrepid's Counsel, William Stocker, served briefly as Custodian of this corporation, for the limited purpose of accepting the resignation of directors and appointing new and current directors. The Custodian and Special Counsel accrued compensation at $250.00 per hour, pursuant to that certain Special Counsel Agreement, attached as Exhibit 10.2. These fees are included in Intrepid's billings, and are not direct compensation to Mr. Stocker. Intrepid has billed this corporation a total of $29,317.70 for services incurred through 1999. These billings have not been paid and are carried on the books of this Corporation as liabilities. These amounts will be compensated, when paid, in cash, and not in the issuance of stock for services.

     The fees payable to Intrepid, if and when paid are creditable as general revenues of Intrepid, and are not payable to its personnel. These billings are accrued and accruing, are unpaid, and payment has been deferred generally.

     These billings by Intrepid are reflected on our financial statements, and do reflect, in the opinion of management, and actual costs of doing business, on terms no less favorable to us than would have been the cost of obtaining such services from third parties.


     Wendy Paige (Director, President) and Simon Blackman (Secretary and Treasurer) have been appointed as our new management to deal with our probable or future acquisitions in the United Kingdom. While no arrangement for compensation of our new officers has been made or anticipated by or with us, this change requires the following disclosure.

     We have previously stated that our United Kingdom management is free to negotiate with any target acquisition for themselves, in their own interest, as well as for us. While any transaction so negotiated would require the approval of our shareholders, it is intended that our new management be free to negotiate with a target to remain on the Board of any reorganized company, or for any compensation payable by the reorganized company that is fair and reasonable, and which may be approved by shareholders, following submission to shareholders with full disclosure.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We have disclosed that our former Officers and Directors are Officers or Directors of a Principal Shareholder, Intrepid International S.A. ("Intrepid Panama") and/or its United States wholly-owned subsidiary, Intrepid International Ltd. ("Intrepid US"). They are or may be indirectly benefited by that certain Financial Services Agreement, Exhibit 10.1. by which Intrepid bills this Corporation, on a time/fee basis, with varying hourly rates for various personnel levels. We have also disclosed that Intrepid's Counsel, William

Stocker, served briefly as Custodian of this corporation, for the limited purpose of accepting the resignation of directors and appointing new and current directors. The Custodian and Special Counsel pursuant to that certain Special Counsel Agreement, attached as Exhibit 10.2.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 12,008,000 are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities. The owners of a majority of the common stock may also take any action without prior notice of meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates; however, as to shares owned by affiliates, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. 12,008,000 shares are issued and outstanding. 7,035,000 shares are held by affiliates, and these affiliate shares remain restricted from resale in brokerage transaction. 4,973,000 shares are owned by non-affiliates. Of these 4,973,000, 100,000 shares were sold about
April 24, 2000 and are restricted securities. The remaining 4,873,000 are believed to be held continuously by non-affiliates for more than two years, and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144.

OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. We have no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.

RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities. We have taken no action to register or qualify our common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly, offers to buy or sell our existing securities may be unlawful in certain States.


               the remainder of this page left intentionally blank

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS .



 (A) MARKET INFORMATION. The Common Stock of this Registrant is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

period .  high bid  low bid  period    high bid  low bid
----------------------------------------------------------
3rd 1998    N/A       N/A    2nd 1999    5.375     2.00
----------------------------------------------------------
4th 1998   3.25      3.00    3rd 1999    3.88      0.84
----------------------------------------------------------
1st 1999   4.25      2.00    4th 1999    8.00      3.60
----------------------------------------------------------
period .  high bid  low bid  period    high bid  low bid
----------------------------------------------------------
1st 2000   8.90      1.20    2nd 2000    5.70      1.50
----------------------------------------------------------



     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark-down or commissions and may not reflect actual transactions. The source of this information is commercial internet reporting services: BigCharts.com.


 (B) HOLDERS. There are about 50 holders of the common stock of this Registrant.


 (C) DIVIDENDS. No cash dividends have been paid by the Registrant on its common stock or other Stock and no such payment is anticipated in the foreseeable future.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     Provided  in  this  Item  is  disclosure  of  Recent  Sales of Unregistered
Securities: (a) The date, title and amount of securities sold; (b) There were no underwriters, under writings or commissions. The small business issuer not having publicly offered any securities, the persons or class of persons to whom the small business issuer sold the securities; (c) For securities sold for cash, the total offering price; for securities sold other than for cash, the transaction and the type and amount of consideration received by the small business issuer; (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available; (e) No securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities.

     The following presentation of placement of securities occurred before the 1 to 5 forward split of July 14, 1999.

Date              Title       Exemption     Price         Amount       Cash
--------------------------------------------------------------------------------
8/24/1995     Common  Stock      4(2)     $1,200.00     1,200,000     No.
--------------------------------------------------------------------------------
Founders  shares,  issued  at  par  value, for organizational costs, to a single
Founder,  J.  Dan  Sifford  Jr.

Date           Title         Exemption     Price       Amount         Cash
--------------------------------------------------------------------------------
7/7/97     Common  Stock     Rule  504     $0.125     1,016,000     $127,000
--------------------------------------------------------------------------------
The Offering was opened on June 24, 1997 and closed July 7, 1997, to a limited number of persons with pre-existing relationships with management. 11 sophisticated investors, with pre-existing relationships with management, were the purchasers. These sophisticated investors had, and these relationships afforded, the kind and sort of information about the Registrant which registration would have provided. The offering was extended to such 11 persons, and all 11 offerees subscribed.


Date          Title          Exemption     Price     Amount     Cash
--------------------------------------------------------------------------------
6/9/98     Common  Stock     Rule  504     $0.05     6,600     $330.00
--------------------------------------------------------------------------------
Sold informally on an unsolicited basis to a single sophisticated investor, with pre-existing relationships to Management, and who was provided, informally, with the kind and sort of information about the Registrant which registration would have provided. That single investor was Vegas Publications, Inc. No publication, public announcement or shareholder solicitation by or for this Registrant was involved in this investment, and no additional shares were solicited or were placed by this Registrant in connection with this investment by Vegas Publications.


Date           Title         Exemption     Price     Amount     Cash
--------------------------------------------------------------------------------
6/9/98     Common  Stock     Rule  504     $0.10     90,000     No.
--------------------------------------------------------------------------------
For Legal, Accounting and Professional services and advances to or for the Registrant, provided by a single financial and corporate service provider. This provider was HJS Financial Services, Inc., a sub-contractor of Intrepid International S.A./ Intrepid International Ltd. Please see Exhibit 6.1.

Date           Title         Exemption     Price     Amount     Cash
--------------------------------------------------------------------------------
3/3/99     Common  Stock     Rule  504     $0.10     69,000     No.
--------------------------------------------------------------------------------
For Legal, Accounting and Professional services and advances to or for the Registrant, provided by a single financial and corporate service provider This provider was Intrepid International S.A./ Intrepid International Ltd.
 Please  see  Exhibit  6.1.


     On or about July 14, 1999, the Registrant directed a five for one forward split of it common stock. There have been no issuances since that direction, and all numbers reported above were pre-split numbers. The following table co-ordinates the forgoing by translation into post-split numbers.

     On or about April 25, 2000, the Registrant sold 100,000 shares, pursuant to
Section 4(2)/Rule 506, to a single accredited investor. The investors accreditation was determined by virtue of income, net worth and previous investing experience.

Issuances/Exemptions from 1933 Act. . . . . . . . . . . .  post
Registration After and Before 5 for 1 Forward . . . . . .  forward
Split . . . . . . . . . . . . . . . . . . . . . . . . . .  split
---------------------------------------------------------------------
Founders shares, at par value, for organizational costs,.   6,000,000
to a single Founder, J. Dan Sifford Jr
[Section 4(2) of the 1933 Securities Act]
---------------------------------------------------------------------
11 sophisticated investors at $0.125
(Rule 504) 7/7/97 . . . . . . . . . . . . . . . . . . . .   5,080,000
---------------------------------------------------------------------
1 sophisticated investor at $0.10
(Rule 504) 6/9/98 . . . . . . . . . . . . . . . . . . . .      33,000
---------------------------------------------------------------------
For services valued at $9,000.00 (Rule 504) 1/22/99 . . .     450,000
---------------------------------------------------------------------
For services valued at $6,900.00 (Rule 504) 3/3/99. . . .     345,000
---------------------------------------------------------------------
Total Common Stock Issued and Outstanding . . . . . . . .  11,908,000
(Before the forward Split of July 14, 1999)
---------------------------------------------------------------------
For cash Section 4(2)/Rule 506. . . . . . . . . . . . . .     100,000
---------------------------------------------------------------------
Subtotal Post Reverse:. . . . . . . . . . . . . . . . . .     100,000
---------------------------------------------------------------------
Total Issued and Outstanding June 30, 2000. . . . . . . .  12,008,000
---------------------------------------------------------------------


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of certain provisions of the Nevada Corporate Law which affects indemnity of Officers or Directors. NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.


             The Remainder of this Page is Intentionally left Blank

                                    PART F/S


--------------------------------------------------------------------------------
                           FINANCIAL STATEMENTS  PAGE
--------------------------------------------------------------------------------
F-1     Audited  Financial  Statements  for  the  years ended December 31, 1999,
        1998, 1997                                                            22
--------------------------------------------------------------------------------
                           FINANCIAL STATEMENTS  PAGE
--------------------------------------------------------------------------------
     Un-Audited  Financial  Statements  for  the  three  months  and  six months
     F-2     ended June 30, 2000                                              33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS
                                     FOR THE
                    YEARS ENDED DECEMBER 31, 1999, 1998, 1997
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of NetJ.Com Corp

We have audited the accompanying balance sheets of NetJ.Com Corp (formerly Professional Recovery Systems, Ltd.) (a Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997 and from inception on August 24, 1995 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetJ.Com Corp (formerly Professional Recovery Systems, Ltd.) (a Development Stage Company) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years ended December 31, 1999, 1998 and 1997 and from inception on August 24, 1995 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Crouch, Bierwolf & Chisholm
Crouch, Bierwolf & Chisholm
Salt  Lake  City,  Utah
February  17,  2000

                                 NetJ.com Corp.
                          (a development Stage Company)
                                 Balance Sheets

                                                       December 31,
                                                     1999        1998
----------------------------------------------------------------------
ASSETS
Current Assets
Cash                                        $         329   $   5,329
Total Current Assets                                  329       5,329
Other Assets
Organization costs (Net of Amortization)                0         400
Total Other Assets                                      0         400
Total Assets                                $         329   $   5,729
LIAILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable                                   59,413           0
Total Current Liabilites                           59,413           0
Stockholders' Equity
Common Stock, authorized 100,000,000
shares of $.001 par value, issued and
outstanding 11,908,000 and 11,080,000
shares respectively                                11,908      11,080
Additional Paid in Capital                        132,852     117,120
Less: Subscriptions receivable                       (660)          0
Deficit Accumulated During the
Development  Stage                               (203,184)   (122,471)
Total Stockholders' Equity                        (59,084)      5,729
Total Liabilites and Stockholders' Equity   $         329   $   5,729

    The accompanying notes are an integral part of these financial statements

                                 NetJ.com Corp.
                          (a development Stage Company)
                            Statements of Operations

                                                                                        August 24,
                                                                                         1995 (inception
                                                                                        of the
                                                                                        development
                                                    For the Years Ended                 stage) to
                                                    December 31,                        December 31,
                                             1999                   1998         1997               1999
---------------------------------------------------------------------------------------------------------
Revenues:                             $         0   $                  0   $        0   $              0
Expenses:
General & Administrative                  (80,713)               (29,777)     (92,374)          (203,184)
Total Expenses                            (80,713)               (29,777)     (92,374)          (203,184)
Net (loss)                                (80,713)               (29,777)     (92,374)          (203,184)
Net Loss per share                         ($0.01)  $               0.00       ($0.01)            ($0.02)
Weighted average shares outstanding    11,701,000             11,080,000    7,905,000          8,537,200

    The accompanying notes are an integral part of these financial statements
                                 NetJ.com Corp.
                          (a development Stage Company)
                       Statements of Stockholders' Equity

                                                                      Additional      Deficit
                                                                      Paid-In         Accumulated
                                                                      Capital         During the
                                              Common Stock             (Discount on   Development
                                              Shares         Amount   Stock)          Stage
---------------------------------------------------------------------------------------------------
Balance at beginning of Development
stage-August 24, 1995                         $           0  $     0  $           0   $          0
Shares issued for organizational costs            6,000,000    6,000         (4,800)             0
Net Loss December 31, 1995                                0        0              0            (80)
Balance, December 31, 1995                        6,000,000    6,000         (4,800)           (80)
Net Loss December 31, 1996                                0        0              0           (240)
Balance, December 31, 1996                        6,000,000    6,000         (4,800)          (320)
July 15, 1997-issued at $.025 per share           5,080,000    5,080        121,920              0
Net Loss December 31, 1997                                0        0              0        (92,374)
Balance, December 31, 1997                       11,080,000   11,080        117,120        (92,694)
Net Loss December 31, 1998                                0        0              0        (29,777)
Balance, December 31, 1998                       11,080,000   11,080        117,120       (122,471)
Shares issued for cash at $.02 per share             33,000       33            627              0
Shares issued for services at $.02 per share        795,000      795         15,105              0
Net Loss December 31, 1999                                0        0              0        -80,713
Balance, December 31, 1999                       11,908,000  $11,908  $     132,852      ($203,184)

    The accompanying notes are an integral part of these financial statements
                                 NetJ.com Corp.
                          (a development Stage Company)
                             Statement of Cash Flows

                                                                                   August 24,
                                                                                    1995 (inception
                                                                                   of the
                                                                                   development
                                                For the Years Ended                stage) to
                                                December 31,                       December 31,
                                         1999                   1998        1997               1999
----------------------------------------------------------------------------------------------------
Cash Flows from Operating
Activities:
Net Loss                             ($80,713)              ($29,777)   ($92,374)         ($203,184)
Adjustments to reconcile
net loss to net cash
provided by operations
Shares issued for services             15,900                      0           0             15,900
Amortization                              400                    240         240              1,200
Increase in payables                   59,413                      0           0             59,413
Net Cash Flows used in
Operating Activities                   (5,000)               (29,537)    (92,134)          (129,971)
Cash Flows from investment
Activities:                                 0                      0           0                  0
Cash Flows from Financing
Activities
Issuance of stock                           0                      0     127,000            127,000
Net Increase(decrease) in cash         (5,000)               (29,537)     34,866                329
Cash, beginning of year                 5,329                 34,866           0                  0
Cash, end of year                   $     329   $              5,329   $  34,866   $            329
Supplemental Cash Flow Information
Cash paid for:
Interest                            $       0   $                  0   $       0   $              0
Taxes                               $       0   $                  0   $       0   $              0
Non Cash Financing Transaction:
Stock issued for services           $  15,900   $                  0   $       0   $         15,900

    The accompanying notes are an integral part of these financial statements

NETJ.COM  CORP
                          (a Development Stage Company)
                       Notes to The  Financial Statements
                           December 31, 1999 and 1998

NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

     NetJ.Com Corp ("the Company")(formerly Professional Recovery Systems, Ltd.), was originally incorporated in Texas on August 24, 1995. On January 23, 1998, the Company reincorporated in the State of Nevada. On July 16, 1999, the Company changed it's name to Netbanx.com Corp and on November 2, 1999 changed it's name to NetJ.com Corp. The Company is currently inactive and is searching for a viable business combination or operations.

     b.  Accounting  Method

     The Company recognizes income and expenses on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

     The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $203,184 that will be offset against future taxable income. Since the Company is in the development stage, no provision for income taxes has been made.

     Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998.
                                                           December  31,
                                                     1999                  1998
                                                     ----                   ----
     Deferred  tax  asset:
        NOL  carrryforward                    $     69,080         $     41,640
     Valuation  allowance                          (69,080)             (41,640)
     Total                                             -0-                   -0-

     f.   Organization  Costs

   In 1995, Organization costs were paid by shareholders and exchanged for 6,000,000 shares of common stock having a par value of $1,200. These costs were being amortized over a period of 60 months, but have been expensed completely in 1999, due to a change is accounting policy.

     The  accompanying  notes are an integral part of these financial statements

                                 NETJ.COM  CORP
                      (a  Development  Stage  Company)
                   Notes  to  the  Financial  Statements
                        December  31,  1999  and  1998

NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with.

NOTE  3  -  Development  Stage  Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE  4  -  Related  Party  Transactions

During  1999, 1998 and 1997, $5,000, $10,000 and $22,000, respectively, was paid in consulting fees to Intrepid International, who are shareholders and officers of the Company.

During 1999, the Company issued 795,000 shares of common stock to Intrepid International, for services rendered.

NOTE  5  -  Stockholders'  Equity

In August 1995, the Company issued 6,000,000 shares of stock for organization costs valued at $1,200.

In July 1997, the Company issued 5,080,000 shares to private investors for cash of $127,000.

During 1999, the Company also issued 33,000 shares of common stock for a subscription receivable of $660.

During 1999, the Company issued 795,000 shares of common stock for a services valued at $15,900.

NOTE  6  -  Stock  Split

During 1999, the board of directors authorized a five for one stock split. These financial statements have retroactively restated to reflect the split.

NOTE  7  -  General  and  Administrative  Expenses

General  and  administrative  expenses  are  as  follows:

                                              December 31,
                                        1999      1998     1997
              ------------------------------------------------
              Amortization             400       280       280
              Professional Fees     80,313    28,435    79,801
              Travel                     0         0    12,333
              Miscellaneous              0     1,102         0
              ================================================
                                    80,713    27,777    92,374

--------------------------------------------------------------------------------
                                       F-2

                         UN-AUDITED FINANCIAL STATEMENTS
             FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000
--------------------------------------------------------------------------------

                                 NETJ.COM CORP.
                                 BALANCE SHEETS
                   for the fiscal year ended December 31, 1999
                       and the period ended June 30, 2000

                                                          June 30,
                                                             2000     December 31,
                                                         (Unaudited).     1999
----------------------------------------------------------------------------------

CURRENT ASSETS
Cash . . . . . . . . . . . . . . . . . . . . . . . . .  $   5,484   $         329

Total Current Assets . . . . . . . . . . . . . . . . .      5,484             329
----------------------------------------------------------------------------------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . .  $   5,484   $         329
----------------------------------------------------------------------------------
LIABILITIES

Accounts payable . . . . . . . . . . . . . . . . . . .  $ 493,994   $      59,413

TOTAL LIABILITIES. . . . . . . . . . . . . . . . . . .    493,994          59,413
----------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

Common Stock, $.001 par value; authorized 100,000,000
   shares; issued and outstanding, 11,908,000 shares,
   and 12,008,000 shares respectively. . . . . . . . .     12,008          11,908

Additional paid-in Capital . . . . . . . . . . . . . .    332,988         132,852

Less: Subscription receivable. . . . . . . . . . . . .       (660)           (660)

Accumulated Surplus (Deficit). . . . . . . . . . . . .   (832,846)       (203,184)

Total Stockholders' Equity . . . . . . . . . . . . . .   (488,510)        (59,084)
----------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . .  $   5,484   $         329
==================================================================================

   The accompanying notes are an integral part of these financial statements.

                                 NETJ.COM CORP.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                   for the fiscal year ended December 31, 1999
                and for the periods ended June 30, 2000 and 1999

                                                                                                       From
                                                                                                    Inception on
                                    From April      From April    From January    From January    August 24,1995
                                   1, 2000 to.    1, 1999 to      1, 2000 to      1, 1999 to        through
                                     June 30,.     June 30,        June 30,        June 30,         June 30,
                                      2000          1999            2000            1999              2000
-----------------------------------------------------------------------------------------------------------
Revenues. . . . . . . . . .  $           0   $         0   $           0   $           0   $             0

Expenses

General and Administrative.       (258,058)       (2,135)       (629,662)         (4,885)         (832,846)

Net Loss from Operations. .       (258,058)       (2,135)       (629,662)         (4,885)         (832,846)
-----------------------------------------------------------------------------------------------------------
Net Income (Loss) . . . . .      ($258,058)      ($2,135)      ($629,662)        ($4,885)        ($832,846)
-----------------------------------------------------------------------------------------------------------
Loss per Share. . . . . . .      ($0.02167)    ($0.00018)      ($0.05288)      ($0.00042)        ($0.08010)
-----------------------------------------------------------------------------------------------------------
Weighted Average
    Shares Outstanding. . .     11,908,000    11,616,200      11,908,000      11,616,200        10,397,042
-----------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                 NETJ.COM CORP.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) for the period from inception of the Development Stage on August 24, 1995, for the fiscal years ended December 31, 1995 through 1999
                       and the period ended June 30, 2000

                                   Additional  Accumulated  Total Stock-
                                   Common      Par          Paid-In        Equity     holders' Equity
                                   Stock       Value        Capital        (Deficit)         (Deficit)
------------------------------------------------------------------------------------------------------
Inception (August 24, 1995) . . .         -0-          -0-           -0-        -0-               -0-

Inception through December
31, 1995: Stock issued for
cash and services . . . . . . . .   6,000,000        6,000        (4,800)         0             1,200

Net gain (loss) for year 1995 . .           0            0             0        (80)                0

Balances December 31, 1995. . . .   6,000,000        6,000        (4,800)       (80)            5,920
------------------------------------------------------------------------------------------------------
Net gain (loss) for year 1996 . .           0            0             0       (240)                0

Balances December 31, 1996. . . .   6,000,000        6,000        (4,800)      (320)            5,680
------------------------------------------------------------------------------------------------------
Common Stock issued for cash
     at $0.125 per share. . . . .   5,080,000        5,080       121,920          0                 0

Net gain (loss) for period
     ended December 31, 1997. . .           0            0             0    (92,374)                0

Balances December 31, 1997. . . .  11,080,000       11,080       117,120    (92,694)           35,506
------------------------------------------------------------------------------------------------------
Net gain (loss) for period
     ended December 31, 1998. . .           0            0             0    (29,777)                0

Balances December 31, 1998. . . .  11,080,000       11,080       117,120   (122,471)            5,729
------------------------------------------------------------------------------------------------------
Common Stock issued for cash
     at $0.10 per share . . . . .      33,000           33           627          0                 0

Common Stock issued for services.     795,000          795        15,105          0                 0

Net gain (loss) for the year
     ended December 31, 1999. . .           0            0             0    (80,713)                0

Balances December 31, 1999. . . .  11,908,000       11,908       132,852   (203,184)          (58,424)
------------------------------------------------------------------------------------------------------
Common Stock issued for cash
     at $2.00 per share . . . . .     100,000          100       200,136          0                 0

Net gain (loss) for the period
     ended June 30, 2000. . . . .           0            0             0   (629,662)                0
------------------------------------------------------------------------------------------------------
Balances June 30, 2000. . . . . .  12,008,000       12,008       332,988   (832,846)         (487,850)

   The accompanying notes are an integral part of these financial statements.

                                 NETJ.COM CORP.
                       STATEMENT OF CASH FLOWS (UNAUDITED)
                  for the periods ended June 30, 2000 and 1999


                                            From inception on
                                              March 25,1998
                                                 through
                                                 June 30,
                                              2000           1999           2000
--------------------------------------------------------------------------------

Operating  Activities

Net Income (Loss)                         ($258,058)     ($2,135)     ($832,846)

Shares issued for services                        0            0         15,900
Items not effecting cash (organization costs)     0        5,862          6,930
Cash increase from creation
 of account payable                         258,058        3,782        622,345
Cash decrease from reduction of
account payable                            (195,120)           0      (195,120)

Net Cash from Operations                   (195,120)       7,509      (382,791)

Cash Increase (Decrease)                   (195,120)       7,509      (382,791)

Cash infused from sale/issuance
of common stock                             200,275        3,000       434,275
================================================================================
                                                  0       (6,000)      (46,000)

Net increase (decrease) in cash               5,155        4,509         5,484
--------------------------------------------------------------------------------
Beginning Cash                                  329       11,747            -0-
--------------------------------------------------------------------------------
Cash as of Statement Date                    $5,484      $16,256        $5,484
================================================================================


   The accompanying notes are an integral part of these financial statements.

                                  NETJ.COM CORP
                          (a Development Stage Company)
                        Notes to The Financial Statements
         December 31, 1999 and the periods ended June 30, 1999 and 2000

NOTES  TO  FINANCIAL  STATEMENTS

NetJ.Com Corp ("the Company") (formerly Professional Recovery Systems, Ltd.), has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 2000, since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Annual Report filed on Form 10-KSB for the Fiscal year ended December 31, 1999.

UNAUDITED  INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------


                           ITEM 1.  INDEX TO EXHIBITS.

                                  Exhibit Index

--------------------------------------------------------------------------------
  Exhibit
   Table
     #     Table Category  /  Description of Exhibit                 Page Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
               3.1      Articles of Incorporation: (Texas)                    43
               3.2      Articles of Incorporation: (Nevada)                   46
    3.3      Articles of Merger: Change of Situs from Texas to Nevada         49
           3.4      Articles of Amendment: (Nevada Name Change)               57
                             3.5      By-Laws                                 60
--------------------------------------------------------------------------------
              [6]   INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS
--------------------------------------------------------------------------------
                       6.1     Specimen Certificate                           69
--------------------------------------------------------------------------------
                            [10]   MATERIAL CONTRACTS
--------------------------------------------------------------------------------
                  10.1     Financial Services Agreement                       71
                    10.2     Special Counsel Agreement                        76
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 12 of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.

Dated:  June  30,  2000
                                  NETJ.COM CORP

                 (formerly PROFESSIONAL RECOVERY SYSTEMS, INC.)

                                       by

          /s/Wendy Paige         /s/James J.Melillo         /s/Simon Blackman
             Wendy Paige            James J. Melillo           Simon Blackman
             president/director     Director                  secretary/director

--------------------------------------------------------------------------------
                                   EXHIBIT 2.1

                         ARTICLES OF INCORPORATION: TEXAS
--------------------------------------------------------------------------------

                            Articles of Incorporation
                                       of
                       Professional Recovery Systems, Inc.

     The undersigned natural person of the age of eighteen (18) years or more acting as incorporator of a corporation under the Texas Business Corporation Act, hereby adopts the following Articles of Incorporation:

                                   ARTICLE ONE

     The  name  of  the  corporation  is  Professional  Recovery  Systems,  Inc.

                                   ARTICLE TWO

     The  period  of  its  duration  is  perpetual.

                                 ARTICLES THREE

     The purpose for which the corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.

                                  ARTICLE FOUR

     The corporation shall have authority to issue Twenty Million (20,000,000) common shares. The par value of each share shall be One Mil ($.001) (One Tenth of a Cent).

                                  ARTICLE FIVE

     The corporation will not commence business until it has received for the issuance of shares consideration of the value of One Thousand Dollars
($1,000.00)  consisting  of  money,  labor  due  or  property actually received.

                                   ARTICLE SIX

     The street address of its initial registered office is 3131 Southwest Freeway, Suite 46, Houston, Texas 77098, and the name of its initial registered agent at such address is Sheryl Ann Dodson.

                                  ARTICLE SEVEN

     The  number of directors constituting the initial board of directors is One
(1), and the name and address of the person who is to serve as director until the first annual meeting of the shareholders or until his successor is elected and qualified is:

                                Sheryl Ann Dodson
                             3131 S.W. Freeway, #46
                              Houston, Texas 77098


                                  ARTICLE EIGHT

                  The name and address of the incorporator is:

                                Sheryl Ann Dodson
                             3131 S.W. Freeway, #46
                              Houston, Texas 77098

                                  ARTICLE NINE

     A director of the corporation is not liable to the corporation or its shareholders or members for monetary damages for an act or omission in the director's capacity as director, unless the act or omission involves a breach of a director's duty of loyalty to the corporation or its shareholders or members; or the act or omission is not in good faith or involves intentional misconduct or a knowing violation of the law; or the director engages in a transaction from which he receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or the act or omission is one in which the liability of the director is expressly provided for by statute; or the director engages in an act related to an unlawful stock repurchase or payment of dividend.

                                   ARTICLE TEN

     The shareholders of the corporation shall not have a preemptive right to acquire additional unissued or treasury shares of the corporation, or securities of the corporation convertible into or carrying a right to subscribe to or acquire shares.

                                 ARTICLE ELEVEN

     The shareholders of the corporation by this Article are hereby prohibited from cumulatively voting their shares at any election for Directors.

     Signed  this  23rd  day  of  August,  1995.


                                /s/ Sheryl Dodson
                                Sheryl Ann Dodson
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 2.2

                        ARTICLES OF INCORPORATION: NEVADA
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                       PROFESSIONAL RECOVERY SYSTEMS, LTD.




     ARTICLE  I.  The  name of the Corporation is PROFESSIONAL RECOVERY SYSTEMS,
LTD.

     ARTICLE II. Its principal office in the State of Nevada is 774-180 Mays Blvd, Incline Village NV 89451. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc.

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $50,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker attorney at law, 28202 Cabot Road, Suite 300, Laguna Niguel CA 92677. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,


Dated:  January  20,  1998




                               /s/William Stocker
                                 William Stocker
                                 attorney at law
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 2.3

            ARTICLES OF MERGER: CHANGE OF SITUS FROM TEXAS TO NEVADA
--------------------------------------------------------------------------------

                      ARTICLES OF MERGER AND SHARE EXCHANGE
                                    BY WHICH

                       PROFESSIONAL RECOVERY SYSTEMS, INC.
                              (A TEXAS CORPORATION)

                    SHALL MERGE INTO AND EXCHANGE SHARES WITH

                       PROFESSIONAL RECOVERY SYSTEMS, LTD.
                             (A NEVADA CORPORATION)


FIRST,  THE  PLAN  OF  REORGANIZATION  AND  MERGER:

(1) That certain Plan of Reorganization and Merger, dated January 23, 1998, is attached hereto and incorporated herein by this reference as though fully set forth herein.

SECOND,  INFORMATION  RE  SHAREHOLDER  ACTION:

(2) Shareholder Action is not required, for the reason that the former shareholders and the resulting shareholders are the same without dilution or change, and that the exchange of shares is in effect merely an exchange of situs. (Nevada: NRS 78.454)(Texas: TxBusCorp Act Art 5.03).

THIRD,  CORPORATE  AUTHORITY:

(3) The Plan of Reorganization and Merger and the performance of the terms of the Plan of Reorganization and Merger, by each and all of the parties and entities mentioned in the Plan of Reorganization and Merger were duly authorized by all action required by the laws under which each was incorporated or organized and by its constituent documents, to which representation each of the undersigned duly certifies and attests.

FOURTH,  EFFECTIVE  DATE:

(4) The exchange shall become effective at the earliest date provided or allowed by law, and not later than certification by each applicable State Official that this document has been accepted for filing and filed.

FIFTH  SIGNING:

(5) These Articles of Exchange are signed by the duly authorized Officers of each applicable entity as follows:

             the remainder of this page is intentionally left blank
                signatures appear on the following page or pages

     NOW, THEREFORE these Articles of Merger and Share Exchange are executed by the sole remaining Officer of both companies.


PROFESSIONAL  RECOVERY  SYSTEMS,  INC.
(A  TEXAS  CORPORATION)     PROFESSIONAL  RECOVERY  SYSTEMS,  LTD.
     (A  NEVADA  CORPORATION)
by
     by

/s/J.  Dan  Sifford           /s/J.  Dan  Sifford
   J.  Dan  Sifford              J.  Dan  Sifford
   president/Secretary           president/Secretary

--------------------------------------------------------------------------------
                        PLAN OF REORGANIZATION AND MERGER
--------------------------------------------------------------------------------

                        PLAN OF REORGANIZATION AND MERGER

                                    BY WHICH
                       PROFESSIONAL RECOVERY SYSTEMS, INC.
                              (A TEXAS CORPORATION)
                           SHALL MERGE INTO AND BECOME
                       PROFESSIONAL RECOVERY SYSTEMS, LTD.
                             (A NEVADA CORPORATION)

     THIS PLAN OF REORGANIZATION is made effective and dated this day of January 23, 1998, by and between the above referenced corporations, sometimes referred to herein as "the Public Company" and "the Private Company", respectively.

                           I.  THE INTERESTED PARTIES

     A.  THE  PARTIES  THIS  AGREEMENT

1. PROFESSIONAL RECOVERY SYSTEMS, INC. ("the Public Company") is a Texas Corporation.

2. PROFESSIONAL RECOVERY SYSTEMS, LTD. ("the Private Company") is a Nevada Corporation.

                                  II.  RECITALS

     A.  THE  CAPITAL  OF  THE  PARTIES:

1. THE CAPITAL OF THE PUBLIC COMPANY consists of 50,000,000 shares of common voting stock of $.001 par value authorized, of which 2,216,000 shares are issued and outstanding.

2. THE CAPITAL OF THE PRIVATE COMPANY consisted of 50,000,000 shares of common voting stock of $.001 par value authorized, of which no shares have been or are issued or outstanding.

     B. THE BACKGROUND FOR THE REORGANIZATION: The Public Company desires to locate its Corporate Situs in Nevada, for the reason that its principal offices and principal place of business is located in the western United States.

     C. THE BOARDS OF DIRECTORS of both Corporations respectively have determined that it is advisable and in the best interests of each of them and both of them that they merge with and into the Nevada Corporation, in order to change the domicile of the resulting Company to Nevada in accordance with IRC 368(a)(1)(F), to change the name of the resulting and surviving Nevada Company, and to retain the operational history and continuity of the Public Texas Company, its Tax ID Number, its SEC Number and other identification numbers and filing statuses as may be permissible by law, subject to such reporting and qualifying provisions as the law may require.

     D. THE SHAREHOLDERS of The Public Company and the Incorporator and Initial Directors of the Nevada Company, no stock having been issued, respectively, have duly approved this merger and this Plan of Reorganization, each in the manner provided by the laws of its own State or Territory, and its Constituent Documents.

                          III.  PLAN OF REORGANIZATION

     A. REORGANIZATION AND MERGER: The Public Company (Texas) and the Private Company (Nevada) are hereby reorganized and the Public Texas company is hereby merged with and into the Private Nevada company

1. THE PUBLIC COMPANY: The former Professional Recovery Systems, Inc., of Texas will become and thereafter be Professional Recovery Systems, Ltd., of Nevada. The Public Company will retain its corporate personality and status, and will continue its corporate existence uninterrupted, in and through, and only in and through the Nevada Corporation.

2. THE PRIVATE COMPANY: The new private Company, formed or being formed in Nevada, shall become and thereafter be the successor public Nevada corporation.

     B. EFFECTIVE DATE: This Plan of Reorganization shall become effective immediately approval and adoption by Corporate parties hereto, in the manner provided by the law of its place of incorporation and its constituent corporate documents, the time of such effectiveness being called the effective date hereof.

     C. SURVIVING CORPORATION: The Nevada Company, shall survive the merger herein contemplated and shall continue to be governed by the laws of Nevada, and the separate corporate existence of the Texas Company shall cease forthwith upon the effective date hereof.

RIGHTS OF DISSENTING SHAREHOLDERS: the Nevada corporation is the entity responsible for the rights of dissenting shareholders whether pursuant to the laws of Texas, of Nevada or otherwise.

A. SERVICE OF PROCESS IN TEXAS: the Resulting Company may be served with process in Texas in any proceeding for the enforcement of the rights of a dissenting shareholder, if any, pursuant to any extent required by the laws thereof. The President of the Nevada corporation hereby irrevocably appoints the Secretary of State of Texas as agent to accept service of process for the Nevada Company with respect to any such proceeding to the extent required by the laws thereof.


B. AGENT FOR MAILING PROCESS TO THE NEVADA COMPANY: the Nevada Company hereby further complies with the laws of Texas by designating a person to whom process served upon the Secretary of that State may be forwarded and mailed: Karl Rodriguez, Corporate Counsel, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624.


     D. SURVIVING ARTICLES OF INCORPORATION: the Articles of Incorporation of the Nevada Company as filed and/or last amended shall be the Articles of Incorporation of the surviving Nevada Company following the effective date hereof unless and until such Articles be amended in accordance with the laws of Nevada.

     E. SURVIVING BY-LAWS: the By-Laws of the Nevada Company shall remain the By-Laws of the Surviving Nevada Company until and unless they be amended in accordance with the laws of Nevada.


     F. CONVERSION OF OUTSTANDING STOCK: Forthwith upon the effective date hereof, each and every issued and outstanding share of Professional Recovery Systems, Inc. common voting stock shall be converted into one share of the Professional Recovery Systems, Ltd. The holders of certificates representing shares of the Public Company may surrender them to the transfer agent for common stock of the Resulting Company.

     G. FURTHER ASSURANCE, GOOD FAITH AND FAIR DEALING: the Directors of each Company shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and to do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and both companies covenant hereby to deal fairly and good faith with each other and each others shareholders.

     THIS REORGANIZATION AGREEMENT is executed on behalf of each Company by its duly authorized representatives, and attested to, pursuant to the laws of its respective place of incorporation and in accordance with its constituent documents.


PROFESSIONAL RECOVERY SYSTEMS, INC.          PROFESSIONAL RECOVERY SYSTEMS, LTD.
                                     by



/S/J.  Dan  Sifford                           /S/J.Dan Sifford
   J. Dan Sifford, Jr., President                J. Dan Sifford, Jr.,  President

--------------------------------------------------------------------------------
                                   EXHIBIT 2.4

                   ARTICLES OF AMENDMENT: (NEVADA NAME CHANGE)
--------------------------------------------------------------------------------

                     AMENDMENT TO ARTICLES OF INCORPORATION
                                       OF
                       PROFESSIONAL RECOVERY SYSTEMS, LTD.

                (AFTER PAYMENT OF CAPITAL AND ISSUANCE OF STOCK)

WE THE UNDERSIGNED, Officers of PROFESSIONAL RECOVERY SYSTEMS, LTD. ("the Corporation") hereby certify:


     1. The Board of Directors of the Corporation at a meeting of duly convened and held on July 14, 1999 adopted a resolution to amend the Articles of Incorporation as Originally filed as follows:


THE FORMER ARTICLE I READ: The name of the Corporation is PROFESSIONAL RECOVERY SYSTEMS, LTD.
ARTICLE I IS SUPERSEDED AND REPLACED AS FOLLOWS: The name of the Corporation is NETBANX.COM CORP.


THE FORMER ARTICLE IV READ: The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $50,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.
ARTICLE IV IS SUPERSEDED AND REPLACED AS FOLLOWS: The corporation shall have authority to issue an aggregate of 100,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

             The Remainder of this Page is Intentionally left Blank

     2. The Action of the Board of Directors, as recited above was authorized and empowered, pursuant to the Laws of Nevada: the number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation on July 14, 1999 was 2,381,600; and the foregoing changes and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon, specifically 1,138,000 affirmative votes, representing more than 55% of the total issued, outstanding and entitled to vote.

     This  amendment  is  signed  and  dated  and  notarized,  as  follows:




/s/J.  Dan  Sifford                                 /s/William  Stocker
   J.  Dan  Sifford                                    William  Stocker
   president                                           assistant  secretary

--------------------------------------------------------------------------------
                                   EXHIBIT 2.5

                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                       PROFESSIONAL RECOVERY SYSTEMS, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.

                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

        EXECUTED, AND CORPORATE SEAL AFFIXED, this day of July 15, 1999.


                                /s/J.Dan Sifford
                                  J.Dan Sifford
                                    President

--------------------------------------------------------------------------------
                                   EXHIBIT 6.1

                              SPECIMEN CERTIFICATE
--------------------------------------------------------------------------------

Number             Professional  Recovery  Systems,  Ltd.                 Shares
*     INCORPORATED  UNDER  THE  LAWS  OF  THE  STATE  OF  NEVADA
COMMON  VOTING  STOCK     CUSIP  NO  742979  10  7     COMMON  VOTING  STOCK

AUTHORIZED:  20,000,000  SHARES     PAR  VALUE:  $0.001     FULLY  PAID  AND
NON-ASSESSABLE

THIS  CERTIFIES  THAT               ***

IS  THE  REGISTERED  HOLDER  OF     **

SHARES OF THE COMMON STOCK OF PROFESSIONAL RECOVERY SYSTEMS, LTD., a Nevada Corporation, transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed. WITNESS the facsimile Seal of the Corporation and the facsimile Signatures of its duly authorized officers.

                                       Dated:  F5DATE



     Not  Valid  Unless
     Initialed  by  Agent
     By Authorized  Initial


                               /s/J. Dan Sifford Jr.
                                  J. Dan Sifford Jr.
                                    President

                            /s/ Kristen M. Elwell
                                Kristen M. Elwell
                                    Secretary

--------------------------------------------------------------------------------
                                  EXHIBIT 10.1

                           FINANCIAL SERVICES AGREEMENT
--------------------------------------------------------------------------------

                             INTREPID INTERNATIONAL
                               FINANCIAL SERVICES
                              CONSULTING AGREEMENT

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter IIL ), and NetJ.com Corp., a Nevada Corporation, (hereafter Client ) and dated April 3, 2000. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:




     1.  RETAINER  AGREEMENT.

     Intrepid International, Ltd. is hereby retained as financial services consultants for the Client, consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Among the services to be provided and contemplated by this arrangement are the services of its President, Kirt W. James (billable at $150.00/hr), its prime consultant, J. Dan Sifford Jr. (billable at $240.00/hr), and such incidental secretarial services (billable at $100.00/hr) as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractors of IIL, subject to arrangements approved by Client in advance.


     2.  SERVICES

     IIL agrees to provide, as requested, the widest possible range of and Financial Consulting services, to Management of Client, subject to, limited by and consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Such services include, as requested by Client, coordination of public relations, shareholder relations, audit coordination, certificate and transfer coordination, coordination of relationships with market-makers and broker dealers in the securities of Client and consulting services, incidental analysis and, where appropriate, and subject to the accompanying Attorney Disclosure Agreement, written legal opinions by IIL Counsel acting, as requested by Client, as Special Securities Counsel with Limited Authority, and the preparation and coordination of annual, quarterly and current filings as may be required of the Client pursuant to the Securities and Exchange Act of 1934 and Regulations of the Securities and Exchange Commission promulgated pursuant to the 1934 Act.


     3.  COMPENSATION

     In consideration for such services, Client agrees to pay IIL pursuant to fee schedule set forth in paragraph 1 above. Billings for services shall be invoiced by IIL and paid upon receipt.


     4.  PAYMENT  OF  EXPENSES

     IIL must secure in writing approval in advance for any expense that may be contracted on behalf of Client in excess of $400 in the aggregate. Expenses, if approved, are to be invoiced by IIL and paid upon receipt. In addition to charges for services, Client will be billed for all normal and incidental identifiable costs such as copying charges, telephone expenses, delivery fees, filing fees, and transcription fees; however, travel expenses, expert witness fees and other extraordinary charges will not be incurred without prior approval.


     5.  UNPAID  CHARGES

     It is agreed that if at any time any invoice rendered by this Firm to Client for investment banking, appropriate legal services and expenses remains unpaid for any reason for longer than 30 days, we shall have the right to discontinue performance of further services and to withdraw as your attorneys, regardless of the status of any matter in which we will be involved and regardless of any event or proceeding which may then be pending, unless we have reached a subsequent written agreement with respect thereto.


     6.  LATE  CHARGES

     An amount past due will incur a late charge, after 30 days, of 1.5% per month (18% per annum) of the total unpaid balance. Late charges will continue to accrue at the same rate on any unpaid balance during any collection efforts and until the entire bill is paid in full, unless a subsequent agreement with respect to such charges is made and reduced to writing. Should it become necessary to seek collection of any past due statement, you agree to pay all reasonable costs of collection including reasonable attorneys' fees and all interest incurred.


     7.  ARBITRATION  OF  ANY  DISPUTES

     It is agreed that any dispute arising our of this Agreement, or the Firm's representation of you, shall be resolved by binding arbitration in Las Vegas, Nevada, by the American Arbitration Association.


     8.  LIABILITY  OF  IIL

     In furnishing Client with advice and other services as requested, neither IIL nor any owner, employee or agent of IIL, shall be liable to Client or its creditors for ordinary errors of judgment or for anything except gross negligence, wilful malfeasance, or bad faith, in the performance of its duties or reckless disregard of its obligations and duties under the terms of this agreement. It is further understood and agreed that IIL may rely upon information furnished to it reasonably believed to be accurate and reliable and that, except as herein provided, IIL shall not be accountable for any loss suffered by Client by reason of Client's action or non-action on the basis of advice, recommendation or approval of IIL, its owners, employees or agents.


     9.  GOOD  FAITH  AND  FAIR  DEALING

     All parties to this agreement hereby covenant expressly to deal with each other honestly, fairly and in good faith in all respects, and to provide each other with reasonable further assurances in furtherance of their mutual performances with respect to this Agreement.

     10.  INDEPENDENT  CONTRACTOR

     IIL is and shall at all times be understood and deemed to be an independent contractor without authority to act or represent Client or its clients, except as provided or authorized in this agreement.


     11.  NON-EXCLUSIVITY

     Client recognizes and acknowledges that this agreement is non-exclusive, and that accordingly IIL now renders and may in the future render services to other clients, some of which may be of a nature similar to those agreed to be performed herein, or to clients with similar businesses, needing similar advice. IIL is and shall be free to render any such service or advice and shall not be required to devote full-time and attention to its obligations under this agreement, but only such amount as is reasonably necessary.


     12.  CONTROL

     Nothing contained herein shall be deemed to require any action by any Corporation contrary to law or its constituent documents or to relieve the board of directors thereof from responsibility for control of the affairs of such corporation.


     13.  OWNERSHIP  OF  FILES  AND  RECORDS

     Except as to original records or any records or files which we accept upon the understanding that they belong to you, it hereby is agreed that all files, copies of documents, correspondence or other materials which we may accumulate in connection with your representation, including copies of materials filed with any regulatory agency, shall be the property of IIL. Upon the termination of the engagement, IIL will return any property belonging to you upon your request. Copies of our files and other materials which IIL may have accumulated during our representation will be made available to Client at its expense; however, it is specifically agreed that IIL shall have the right, in its discretion, to dispose of these files at such times as it determines reasonably that such files need not be retained any longer. After such destruction, such files will no longer be available.


     14.  TERMINATION

     The term of this agreement shall begin with the complete execution hereof, and shall continue in effect for until terminated by either party in writing. Upon termination, all accrued charges shall be promptly invoiced and paid.


     15.  MISCELLANEOUS

     This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.



                          Intrepid International, Ltd.

                                       by


                                /s/ Kirt W. James
                            Kirt W. James, President


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

                                 NetJ.com Corp.
                By:           /s/Wendy Paige
                             Wendy Paige, President

--------------------------------------------------------------------------------
                                  EXHIBIT 10.2

                            SPECIAL COUNSEL AGREEMENT
--------------------------------------------------------------------------------

                             ATTORNEY DISCLOSURE AND
                         SPECIAL RELATIONSHIP AGREEMENT

                                 WILLIAM STOCKER
                                 ATTORNEY AT LAW

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter Intrepid ), and NetJ.com Corp., a Nevada Corporation, (hereafter Intrepid-Client ), and William Stocker, Intrepid's General Counsel, and dated April 3, 2000. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:


     A.  SUMMARY.

     NetJ.com Corp. has employed Intrepid International, Ltd. to perform certain financial services to Client, some of which services are to be provided for Client, and in the Client's name, by attorneys with established and continuing relationship to Intrepid. The purpose of this agreement is to provide full written disclosure, and to define special character of both the ostensible and actual relationships between the parties.

     William Stocker is actually General Counsel of Intrepid International, Ltd.

     William Stocker will be authorized by this agreement to act as ostensible Special Securities Counsel for NetJ.com Corp.


     B.  RECITALS

     1. INTREPID RETAINER AGREEMENT. Intrepid International, Ltd. is or will be hereby retained as financial services consultants for the Intrepid-Client, pursuant to that certain Financial Services Consulting Agreement of even date herewith. Among the services contemplated to be provided by that Agreement are the services of its General Counsel William Stocker, attorney at law, as Special Securities Counsel for the Intrepid-Client.

     2. INTREPID GENERAL COUNSEL. William Stocker, attorney at law, is General Counsel to Intrepid, first and foremost and always, and this paramount status and relationship has been and is hereby fully disclosed, in connection with the Intrepid-Client's consideration of the potential services of William Stocker as Special Counsel with Limited Authority, in connection with, and only in connection with the services requested and agreed to between Intrepid and the Intrepid-Client.

     3. DEFINITION OF SPECIAL COUNSEL WITH LIMITED AUTHORITY . As used in this Attorney Disclosure Agreement, this expression shall have the following meaning, consistently and without exception: Intrepid General Counsel is authorized, where appropriate to employ the designation Special Counsel or Special Securities Counsel for the Intrepid-Client, in connection with, and only in connection with services to and for the Intrepid-Client requested by the Intrepid-Client to be performed by Intrepid pursuant to the Financial Services Consulting Agreement of even date herewith. Intrepid General Counsel, as between such Counsel and the Intrepid-Client, is not Intrepid-Client's Counsel, nor counsel to the Intrepid-Client generally, or in any other manner than specified in this definition. Special Counsel will not take action which is not authorized by the Intrepid-Client nor represent to any person any general authority to speak for or bind the Intrepid-Client in any manner.

     4.  INTREPID-CLIENT'S  RIGHT  TO  DECLINE  THE  RELATIONSHIP.  The
Intrepid-Client has been informed, and is informed hereby, that the Intrepid-Client is not required to join in the special relationship disclosed and defined herein. Intrepid-Client may employ or require its own counsel or independent counsel for any and all purposes at its expense and in addition to its obligations to Intrepid. The Intrepid-Client is advised to retain its own counsel, as appropriate, to review and advise the Intrepid-Client as to any matter arising from its relationship to Intrepid or Intrepid's Counsel.

     5. MANAGEMENT'S PREFERENCE. It is the desire of sophisticated management that the unnecessary expense of cumulative counsel with respect to purely technical matters is not warranted, necessary or appropriate, with respect to the limited authority and scope of the Special Counsel relationship, as defined, and that no conflict of interest exists or is likely to arise from the strict and precise observance of that relationship as defined. Accordingly management understands, accepts and affirmatively requests such an arrangement.


     C.  SPECIAL  COUNSEL  AGREEMENT

     1. SPECIAL COUNSEL. The Intrepid-Client and Intrepid Counsel hereby agree and adopt that special technical relationship of Special Counsel with Limited Authority as defined hereinabove, for the sole and separate purpose of allowing Intrepid Counsel to perform services appropriate to the services of Intrepid requested by the Intrepid-Client.

     2. BILLINGS. Special Counsel (Intrepid's Counsel) shall invoice and bill applicable time and services to Intrepid, separately with respect to matters applicable to this Intrepid-Client. Time shall be billable at $300.00/hr, and such incidental secretarial services shall be billable at $100.00/hr, as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractor attorneys, subject to arrangements approved by the Intrepid-Client in advance. Intrepid shall be responsible, as between Intrepid and its counsel, for the compensation and discharge of its Counsel's billings. Intrepid shall include Counsel's segregated billings along with its own, and, as between Intrepid and the Intrepid-Client, the Intrepid-Client shall be responsible to Intrepid for the total of its own and Counsel's billings. Certain special minimum fixed fees shall apply to Legal Opinions: (a) Opinions for the Issuance of free trading stock, $2,500.00; Opinions to remove restriction on issued restricted securities; $2,000.00; Opinions to issue restricted securities, as defined in Rule 144(a), $1,000.00.

     3.  TERMINATION.     The terms of this agreement may be terminate by either
Intrepid-Client or Special Counsel at any time upon written or other reasonable notice to the other.

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     4.  MISCELLANEOUS  This  agreement  sets  forth  the  entire  agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Intrepid-Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.

Intrepid  International,  Ltd.

by

/s/Kirt  W.  James                  /s/William  Stocker
Kirt  W.  James,  President            William  Stocker
                                       attorney  at  law


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

                                 NetJ.com Corp.


               By:           /s/Wendy Paige
                             Wendy Paige, President

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